Enersis reorganization update

November 25th, 2015

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Enersis reorganization update

Conditions set for the approval of the reorganization

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Topics	Description
1 Exchange ratio for the Americas' merger	*Define an exchange ratio for the merger as opposed to a range*
2 Agreement between Endesa (EOC) Chile/EGP on renewables	*Mitigate potential conflicts of interest between EOC Chile and EGP*
3 Protection for Endesa Americas' minority shareholders	*Guarantee a fixed exit price referenced to market value*
• Completion of the merger after spin-offs	*Mitigate the risk of not completing the merger*
• Tax indemnity in case of no merger	*Set a tax indemnity for EOC if the merger is not completed*
• Exclusive investment vehicle	*Restate previous commitment avoiding strategic conflicts of interest between the controlling shareholders and minority shareholders*

Enersis reorganization update

ENI Board of Directors' proposals and Enel commitments

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Topics	Enersis BoD's proposals	Enel Commitments
1 Exchange ratio for the Americas' merger	Propose exchange ratio: 2.8 shares for EOC Americas; 5.0 shares for Chilectra Americas	Commit to vote in favor
2 Agreement between Endesa (EOC) Chile/EGP on renewables	Not applicable	Promote JV EOC/EGP in Chile on existing and new projects
3 Protection for Endesa Americas' minority shareholders	Fix a price of CLP 236 per share through a future tender offer conditioned on merger	Not applicable
• Completion of the merger after spin-offs	Commit to vote for the spin offs and the merger	Commit to vote in favor
• Tax indemnity in case of no merger	Commit to negotiate indemnity with EOC Chile	Not applicable
• Exclusive investment vehicle	Not applicable	Confirm 2012 commitment for exclusive investment vehicles

The proposals approved by ENI BoD, coupled with Enel commitments meet all the main conditions set by the independent directors, the market regulator and minority shareholders

Enersis reorganization update

1 Focus on the exchange ratio proposal for Americas' holdings merger

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Range BoD Enersis: 2.30 – 2.80

Range BoD Endesa Chile: 2.75 – 3.00

Exchange ratio EOC Americas/ENI Americas	**2.30**	**2.75**	**2.80**	**3.00**
Exchange ratio CHI Americas/ENI Americas	5.00	5.00	5.00	5.00
N. shares ENI Americas post spin-off (m) (A)	49,093	49,093	49,093	49,093
N. shares to be issued to EOC Minorities (m) (B)	7,549	9,026	9,190	9,847
N. shares to be issued to CHI Minorities (m) (C)	52	52	52	52
N. shares ENI Americas post merger (m) (A+B+C)	**56,694**	**58,171**	**58,335**	**58,992**
Shareholders ENERSIS Americas	*86.59%*	*84.39%*	*84.16%*	*83.22%*
Minorities Endesa Americas	*13.32%*	*15.52%*	*15.75%*	*16.69%*
Minorities Chilectra	*0.09%*	*0.09%*	*0.09%*	*0.09%*
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Proposed exchange ratio (2.80 column)

The Board of Directors of Enersis propose the high end of its range, that implies an exchange ratio of 2.8 new Enersis Americas shares for each Endesa Americas share and 5 new Enersis shares for each Chilectra Americas share

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2 Focus on possible terms of agreement between EGP and Endesa Chile (EOC) in Chile

Enel commitments

Promote an agreement between EGP and EOC Chile for the joint development of non-conventional renewable energy projects in Chile, based on terms already discussed with Endesa Chile Independent Directors' Committee. Key pillars:

- Option for acquiring up to 40% of EGP's existing assets and projects under development (by 2017) in renewable energy for a total expected amount of 1 GW.
- Preferential right in favor of Endesa Chile over green certificates and energy produced by joint renewable assets

Benefits for EOC Chile

- ✓ Align strategic interests between EOC Chile and EGP
- ✓ Leverage on unique know-how of EGP, the worldwide leader in renewable projects
- ✓ Provide access to an excellent portfolio of projects that are already operating
- ✓ Enhance competitive position in Chile due to a more diversified and sustainable generation mix

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3 Focus on the proposed scheme for EOC Americas minorities protection

Proposed scheme to protect minority shareholders

Full tender offer (TO) over EOC Americas to guarantee a fixed price based on Endesa Chile current market reference

- ✓ Provide a floor to the stock price post spin-offs
- ✓ Directed equally to all Endesa Americas minority shareholders
- ✓ Align incentives to approve the merger reducing uncertainty
- ✓ Generate a liquidity event for shareholders

Key terms and conditions of the tender

Offer scope	• 40.02% of share capital of EOC Americas
Price/Amount	• CLP 236 per share / Up to CLP 775 bn (US$ 1.1 bn[1])
Basis for price definition	• Market price defined as 3 months average of Endesa Chile's stock price as of November 20th, 2015 (CLP 848.5) multiplied for the weight of Americas on the total value of Endesa Chile estimated at 27.8%
Sources of financing	• Residual cash available from 2012 capital increase
Conditions	• Approval of the Americas' holdings merger • Withdrawal right exercise within the limits set by the relevant BoDs • Customary material adverse changes

The proposed scheme provides a protection for EOC Americas shareholders and an opportunity for ENI Americas to buy out minorities using the funds from 2013 capital increase

1. Exchange rate as of November 20th, 2015 (USD/CLP 709.04). Source: Banco Central de Chile

Enersis reorganization update

Indicative timetable and next steps



Spin-offs process: ~ 2 months
Merger process: ~ 6 months
2nd Quarter 2016
EGMs1 to vote spin-offs2 on the basis of reference exchange ratio for the merger
Spin-offs effective
Launching of tender offer (TO) for EOC Americas
EGMs to vote the merger
Merger of Enersis Americas effective
Deadline ADRs voting register
Deadline for exercise of withdrawal rights
End of TO
Dec. 15th 2015
Dec. 18th 2015
1st Quarter 2016
Before EGMs
T
T+30
After T+30
3rd Quarter 2016 (Completion)
60 days of trading + 30 days prior to the EGMs3
Withdrawal right period (up to 30 days after the EGMs)4

Note:

1. EGMs of Enersis, Endesa Chile and Chilectra
2. Spin-offs approved on the basis of the pro-forma balance sheets as of September 30th, 2015
3. Exercise price of withdrawal right equal to the weighted average price of the 60 trading days preceding the 30th trading day prior to the EGM; except for Chilectra that will be at book value
4. Dissenting/absent shareholders may exercise their withdrawal rights up to 30 days after the EGM and sell their shares to the Company